# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bitwise 10 Crypto Index Fund, CIK 0001723788
CUSIP: 091749101
Title of class of securities: Common stock
Address of issuer's principal executive offices: 250 MONTGOMERY STREET, SUITE 200, SAN FRANCISCO, California (CA), 94104
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001595888

## Reporting persons
- JANE STREET GROUP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,068,393; sole dispositive power 0; shared dispositive power 1,068,393; aggregate amount beneficially owned 1,068,393 (5.3% of the class)
- Jane Street Capital, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,068,393; sole dispositive power 0; shared dispositive power 1,068,393; aggregate amount beneficially owned 1,068,393 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Bitwise 10 Crypto Index Fund
Address of issuer's principal executive offices: 250 MONTGOMERY STREET, SUITE 200, SAN FRANCISCO, CALIFORNIA, 94104.

## Item 2. Person Filing
Name of person filing: Jane Street Group, LLC; Jane Street Capital, LLC
Address of principal business office or, if none, residence:
Jane Street Group, LLC
250 Vesey Street
6th Floor
New York, NY 10281
Jane Street Capital, LLC
250 Vesey Street
6th Floor
New York, NY 10281
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1068393
Percent of class: 5.3
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1068393
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1068393

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary
Jane Street Capital, LLC - (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JANE STREET GROUP, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (11/13/2025)
- Jane Street Capital, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (11/13/2025)